                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                        SOUTHERN CALIFORNIA GAS COMPANY
                          ----------------------------
                               (Names of Issuer)

                             7-3/4% Preferred Stock
                              --------------------
                         (Title of Class of Securities)

                                   842434805
                                 --------------
                                 (CUSIP Number)

                         Henry Lerner, General Counsel
                            USL Capital Corporation
                                733 Front Street
                           San Francisco, CA   94111
                                  415-627-9586
                           --------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

         December 1, 1994; February 1, 1995; April 6, 1995; May 3, 1995
                ------------------------------------------------
            (Date of Event which requires filing of this Statement)

                 If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) of (4), check the following box: / /

                 Check the following box if a fee is being paid with the statement: /x/


                            Exhibit Index on Page 8

CUSIP No. 842434805                 13D                       Page 2 of 23 Pages

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS
      USL CAPITAL CORPORATION    IRS ID No. 94-1360891

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /x /
                                                                    (b)  /  /


3     SEC USE ONLY

4     SOURCE OF FUNDS*
                       WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                  /  /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Delaware

NUMBER OF                  7      SOLE VOTING POWER
 SHARES                                 0

BENEFICIALLY
OWNED BY                   8      SHARED VOTING POWER
                                       491,500
    EACH
REPORTING                  9      SOLE DISPOSITIVE POWER
                                        0

PERSON WITH               10      SHARED DISPOSITIVE POWER
                                        491,500

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        491,500

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        12.99

14       TYPE OF REPORTING PERSON*
                               CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 842434805             13D                           Page 3 of 23 Pages

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS
         FORD MOTOR COMPANY    IRS ID No. 38-0549190

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /x /
                                                                       (b)  /  /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                          AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                               /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Delaware

NUMBER OF                  7      SOLE VOTING POWER
 SHARES                                  0

BENEFICIALLY
OWNED BY                   8      SHARED VOTING POWER
                                         491,500
  EACH
REPORTING                  9      SOLE DISPOSITIVE POWER
                                         0

PERSON WITH               10      SHARED DISPOSITIVE POWER
                                         491,500

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         491,500

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         12.99

14       TYPE OF REPORTING PERSON*
                                          HC


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 842434805             13D                           Page 4 of 23 Pages

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS
         FORD HOLDINGS, INC.    IRS ID No. 38-2890269

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /x /
                                                                       (b)  /  /


3        SEC USE ONLY

4        SOURCE OF FUNDS*
                                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                  /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Delaware

NUMBER OF                  7      SOLE VOTING POWER
 SHARES                                  0

BENEFICIALLY
OWNED BY                   8      SHARED VOTING POWER
                                         491,500
  EACH
REPORTING                  9      SOLE DISPOSITIVE POWER
                                         0

PERSON WITH               10      SHARED DISPOSITIVE POWER
                                         491,500

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         491,500

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         12.99

14       TYPE OF REPORTING PERSON*
                                         HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 23 Pages

                                 SCHEDULE  13D

ITEM  1.           Security and Issuer.

         This statement relates to the preferred stock of Southern California Gas Company (the "Issuer") registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the "Preferred Stock"). The Issuer's principal executive offices are located at 555 West Fifth Street, Los Angeles, California 90013-1011. The Preferred Stock consists of two series, the 6% Cumulative Preferred - Series A (CUSIP No. 842434300) and the 7-3/4% Series Preferred Stock (CUSIP No. 842434805).

ITEM  2.           Identity and Background.

         This Schedule 13D is filed by USL Capital Corporation ("USL Capital") on its own behalf and on behalf of Ford Holdings, Inc. ("Holdings") and Ford Motor Company ("Ford"). Ford owns directly or indirectly all of the common stock, representing 75% of the combined voting power of all classes of capital stock, of Holdings; Holdings in turn owns all of the outstanding stock of USL Capital. USL Capital is a Delaware corporation with its principal place of business located at 733 Front Street, San Francisco, California 94111.
Holdings is a Delaware corporation with its principal place of business located at The American Road, Dearborn, Michigan 48121. Ford is a Delaware corporation with its principal place of business located at The American Road, Dearborn, Michigan 48121.

         USL Capital is a diversified commercial financing company which provides a wide range of financing services, primarily in the United States, through six core business units, including Business Equipment Financing, Transportation and Industrial Financing, Fleet Services, Municipal and Corporate Financing, Real Estate Financing, and Rail Services.

         Holdings was incorporated on September 1, 1989 for the principal purpose of acquiring, owning and managing certain assets of Ford. Holdings' primary activities consist of consumer and commercial financing operations, insurance underwriting and equipment leasing. These activities are conducted through Holdings' wholly owned subsidiaries, Associates First Capital Corporation ("The Associates"), USL Capital and its subsidiaries, The American Road Insurance Company ("American Road") and its subsidiaries, Ford Motor Land Development Corporation and its subsidiaries, Ford Leasing Development Company and its subsidiaries, and Ford Holdings Financing, Inc.

         Ford's two principal business segments are Automotive and Financial Services. The activities of the Automotive segment consist of the design, manufacture, assembly and sale of cars and trucks and related parts and accessories. Substantially all of Ford's automotive products are marketed through retail dealerships, most of which are privately owned and financed.

         The Financial Services segment is comprised of the following direct subsidiaries, the

                                                              Page 6 of 23 Pages

activities of which include financing operations, vehicle and equipment leasing and insurance operations: Ford Motor Credit Company ("Ford Credit"), Ford Credit Europe plc ("Ford Credit Europe"), Holdings, The Hertz Corporation, and Granite Management Corporation (formerly First Nationwide Financial Corporation). Holdings is a holding company that owns primarily The Associates, USL Capital, and American Road. In addition, there are a number of international affiliates not listed above that are consolidated in the total Financial Services results, but are managed by either Ford Credit (which manages Ford Credit Europe, as well as other international affiliates), The Associates, or USL Capital.

         Information concerning the executive officers and directors of USL Capital, Holdings, and Ford, their business addresses, and their principal occupations or employment is provided on Exhibits A, B, and C, respectively, attached hereto and incorporated herein by reference.

         To the knowledge of USL Capital, Holdings, and Ford, neither USL Capital, Holdings, or Ford, nor any of their directors or executive officers,
(i) has been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar violations), or (ii) during the past five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All of the executive officers of and directors of USL Capital, Holdings, and Ford are citizens of the United States, except for Albert Caspers, who is a citizen of The Federal Republic of Germany, Michael D. Dingman, who is a citizen of The Commonwealth of the Bahamas, Marie-Josee Kravis, who is a citizen of Canada and Switzerland, Jacques A. Nasser, who is a citizen of Australia, and John A. Oldfield and Richard Parry-Jones, who are citizens of Great Britain.

ITEM  3.           Source and Amount of Funds or Other Consideration.

         The Preferred Stock has been acquired by USL Capital for $11,750,582, which funds were from the general working capital of USL Capital.

ITEM  4.           Purpose of  Transaction.

         The Preferred Stock has been acquired by USL Capital for investment. On June 30, 1994, USL Capital approved the purchase for investment in the ordinary course of business of up to an aggregate of $25 million (which includes the amount of Preferred Stock described in Item 3 above) of the 7-3/4% Series Preferred Stock in the open market. Any such future purchases will depend upon the price of such series of Preferred Stock on the date of purchase. No such purchases have been made since May 3, 1995. Any Preferred Stock so purchased will be held by USL Capital for investment purposes. At the present time, except as stated herein, neither USL Capital, Holdings, nor Ford has any plans which relate to or

                                                              Page 7 of 23 Pages

would result in actions or circumstances enumerated in Item 4 of Schedule 13D.

ITEM  5.           Interest in Securities of the Issuer.

         As of June 19, 1995, USL Capital beneficially and directly owned an aggregate of 491,500 shares of the 7-3/4% Series Preferred Stock, which represented approximately 12.99% of the Preferred Stock and less than 1% of the total voting stock of the Issuer presently issued and outstanding. By virtue of the direct and indirect ownership of USL Capital described in Item 2, Holdings and Ford may be deemed to be a beneficial indirect owner of the same shares directly owned by USL Capital. USL Capital, Holdings, and Ford, therefore, may be deemed to have shared voting and dispositive power over the 491,500 shares. The decision to acquire the Preferred Stock, however, was made by USL Capital independently of Holdings and Ford, and USL Capital, as the direct owner, makes the day-to-day decisions regarding the transfer and voting of the Preferred Stock held by it also completely independently of Holdings and Ford. Holdings and Ford, therefore, expressly declare that the filing of this
Schedule 13D is not an admission that either Holdings or Ford is a beneficial owner of the shares of Preferred Stock owned by USL Capital.

         Acquisitions of shares of the Preferred Stock by USL Capital were as follows:

         1. On October 25, 1994, USL Capital purchased through a broker on the open market 86,200 shares at $23.53 a share for a total purchase price of $2,028,286.

         2. On November 17, 1994, USL Capital purchased through a broker on the open market 40,000 shares at $22.82 a share for a total purchase price of $912,800.

         3. Further, on November 17, 1994, USL Capital purchased through a broker on the open market 53,000 shares at $22.72 a share for a total purchase price of $1,204,160.

         4. On December 1, 1994, USL Capital purchased through a broker on the open market 50,000 shares at $22.69 a share for a total price of $1,134,500.

         5. On February 1, 1995, USL Capital purchased through a broker on the open market 40,000 shares at $23.125 a share for a total purchase price of $925,000.

         6. On April 6, 1995, USL Capital purchased through a broker on the open market 105,300 shares at $24.72 a share for a total purchase price of $2,603,016.

         7. On April 10, 1995, USL Capital purchased through a broker on the open market 14,000 shares at $24.63 a share for a total purchase price of $344,820.

                                                              Page 8 of 23 Pages


         8. On May 3, 1995, USL Capital purchased through a broker on the open market 3,000 shares at $25.00 a share for a total purchase price of $75,000.

         9. Further, on May 3, 1995, USL Capital purchased through a broker on the open market 100,000 shares at $25.23 a share for a total purchase price of $2,523,000.

         Except as disclosed in this Item 5, neither USL Capital, Holdings, or Ford, nor, to their knowledge, any of their executive officers and directors, beneficially owns any Preferred Stock of the Issuer or has a right to acquire any Preferred Stock of the Issuer.

         To the knowledge of USL Capital, Holdings, and Ford, no executive officer or director of USL Capital, Holdings, or Ford has had any transactions in the Preferred Stock of the Issuer in the past 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

ITEM  7.           Material Filed as Exhibits.

         The following Exhibits are filed herewith:

         A.  Directors and Executive Officers of USL Capital;
         B.  Directors and Executive Officers of Holdings;
         C.  Directors and Executive Officers of Ford; and
         D. Agreement of USL Capital, Holdings, and Ford to file Schedule 13D jointly.

                                                              Page 9 of 23 Pages



         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.

                                     USL CAPITAL CORPORATION



                                     By: /s/ Henry Lerner
                                         --------------------------------------
                                         Henry Lerner
                                         Senior Vice President, General Counsel,
                                         and Secretary

                                                             Page 10 of 23 Pages



         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.

                                FORD HOLDINGS, INC.

                                By:  USL CAPITAL CORPORATION



                                     By:  /s/ Henry Lerner
                                          --------------------------------------
                                          Henry Lerner
                                          Senior Vice President, General Counsel
                                          and Secretary

                                                             Page 11 of 23 Pages




         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.

                             FORD MOTOR COMPANY

                             By:     USL CAPITAL CORPORATION



                                     By:  /s/ Henry Lerner
                                          --------------------------------------
                                          Henry Lerner
                                          Senior Vice President, General Counsel
                                          and Secretary

                                   EXHIBIT A

         The following table sets forth the name, business or residential address and present principal occupation or employment of each director and executive officer of USL Capital Corporation ("USL Capital"). Directors of USL Capital Corporation are indicated by an asterisk.



   NAME               PRESENT BUSINESS ADDRESS                   PRESENT BUSINESS OCCUPATION
   ----               ------------------------                   ---------------------------
*James G. Duff        733 Front Street                           Chairman of the Board and
                      San Francisco, CA  94111                   Chief Executive Officer, Director

Henry Lerner          733 Front Street                           Senior Vice President, General Counsel
                      San Francisco, CA  94111                   and Secretary

John M. Hart          733 Front Street                           Senior Vice President
                      San Francisco, CA  94111                   Human Resources and Administration

John H. Hause         733 Front Street                           Vice President, Treasurer
                      San Francisco, CA  94111

Robert A. Keyes, Jr.  733 Front Street                           Vice President, Corporate Controller
                      San Francisco, CA  94111

William C. Selover    733 Front Street                           Vice President,
                      San Francisco, CA  94111                   Corporate Communications and
                                                                 Governmental Affairs

*S. I. Gilman         Ford Motor Company                         Director
                      The American Road
                      Dearborn, MI  48121

*Kenneth Whipple      Ford Motor Company                         Director
                      The American Road
                      Dearborn, MI  48121



                                                             Page 13 of 23 Pages

                                   EXHIBIT B

         The following table sets forth the name, business or residential address and present principal occupation or employment of each director and executive officer of Ford Holdings, Inc. ("Ford Holdings"). Directors of Ford Holdings are indicated by an asterisk.




NAME AND ADDRESS                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
- ----------------                                       ------------------------------------------
*John M. Devine                                        Chairman of the Board
Ford Holdings, Inc.
The American Road
Dearborn, MI 48121-1899

*Kenneth Whipple                                       President
Ford Holdings, Inc.
The American Road
Dearborn, MI  48121-1899

*Elizabeth S. Acton                                    Vice President - Treasurer
Ford Holdings, Inc.
The American Road
Dearborn, MI  48121-1899

*S. I. Gilman                                          Vice President
Ford Holdings, Inc.
The American Road
Dearborn, MI  48121-1899

*Malcolm S. Macdonald                                  Vice President
Ford Holdings, Inc.
The American Road
Dearborn, MI  48121-1899

*David N. McCammon                                     Vice President
Ford Holdings, Inc.
The American Road
Dearborn, MI  48121-1899

*Dean E. Richardson                                    Manufacturers Bank of Detroit, Retired
61 Lothrop Road                                        Chairman of the Board of Directors
Grosse Pointe Farms, MI  48236-3620


                                                             Page 14 of 23 Pages

                                     - 2 -



NAME AND ADDRESS                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
- ----------------                                       ------------------------------------------
*H. James Toffey, Jr.                                  First Boston, Inc., Retired Managing Director
12784 Mariner Court
Palm City, FL  34990

E. A. Law                                              Vice President - Controller
Ford Holdings, Inc.
The American Road
Dearborn, MI  48121-1899

John M. Rintamaki                                      Vice President - General Counsel and Secretary
Ford Holdings, Inc.
The American Road
Dearborn, MI
48121-1899


                                                             Page 15 of 23 Pages

                                   EXHIBIT C

         The following table sets forth the name, business or residential address and present principal occupation or employment of each director and executive officer of Ford Motor Company ("Ford"). Directors of Ford are indicated by an asterisk. Unless otherwise indicated, the position listed is with Ford.



NAME AND ADDRESS                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
- ----------------                                       ------------------------------------------
*Alex Trotman                                          Chairman of the Board, President
Ford Motor Company                                     and Chief Executive Officer
The American Road
Dearborn, MI 48121-1899

*Colby H. Chandler                                     Eastman Kodak Company, Retired Chairman of
Eastman Kodak Company                                  the Board and Chief Executive Officer
343 State Street
Rochester, NY  14650-1106

*Michael D. Dingman                                    Shipston Group Limited, President
Shipston Group Limited                                 and Chief Executive Officer
c/o Mrs. Lenore Jennings
Liberty Lane Hampton, NH  03842

*Edsel B. Ford II                                      Vice President
Ford Motor Credit Company                              (President and Chief Operating Officer,
The American Road                                      Ford Motor Credit Company)
Dearborn, MI  48121

*William Clay Ford                                     Retired Chairman of the Finance Committee
Ford Motor Company
Design Center
21175 Oakwood Boulevard
Dearborn, MI  48123

*William Clay Ford, Jr.                                Chairman of the Finance Committee
The American Road
Ford Motor Company
Dearborn, MI 48121-1899


                                                             Page 16 of 23 Pages


NAME AND ADDRESS                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
- ----------------                                       ------------------------------------------
*Robert C. Goizueta                                    The Coca-Cola Company, Chairman of the Board
The Coca-Cola Company                                  and Chief Executive Officer
One Coca-Cola Plaza, N.W.
P.O. Drawer 1734
Atlanta, GA  30313

*Irvine O. Hockaday, Jr.                               Hallmark Cards Inc., President
Hallmark Cards Incorporated                            and Chief Executive Officer
2501 McGee
Kansas City, MO  64108

*Marie-Josee Kravis                                    Fellow of the Hudson Institute, Inc.
c/o Council on Foreign Relations
58 E. 68th Street
New York, NY  10021

*Drew Lewis                                            Union Pacific Corporation, Chairman of the Board
Union Pacific Corporation                              and Chief Executive Officer
Martin Tower - 16th Floor
1170 Eighth Avenue
Bethlehem, PA  18018

*Ellen R. Marram                                       The Seagram Beverage Group, President
The Seagram Beverage Group
375 Park Avenue
New York, NY 10152-0192

*Kenneth H. Olsen                                      Digital Equipment Corporation,
Digital Equipment Corporation                          President Emeritus
40 Old Bolton Road
Stow, MA  01775

*Carl E. Reichardt                                     Wells Fargo & Company, Retired Chairman of the
Wells Fargo & Company                                  Board and Chief Executive Officer
P.O. Box 63710
San Francisco, CA  94163


                                                             Page 17 of 23 Pages


NAME AND ADDRESS                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
- ----------------                                       ------------------------------------------
*Louis R. Ross                                         Vice President and Chief Technical Officer
Ford Motor Company
The American Road
Dearborn, MI  48121-1899

*Clifton R. Wharton, Jr.                               Teachers Insurance and Annuity Association -
Teachers Insurance and Annuity                         College Retirement Equities Fund, Retired
Association - College Retirement                       Chairman of the Board and Chief Executive Officer
 Equities Fund
Apartment 21-B
870 United Nations Plaza
New York, NY   10017

W. Wayne Booker                                        Executive Vice President- International
Ford Motor Company                                     Automotive Operations
The American Road
Dearborn, MI 48121-1899

Edward E. Hagenlocker                                  Executive Vice President,
Ford Motor Company                                     (President, Ford Automotive Operations)
17101 Rotunda Drive
Dearborn, MI  48121

Peter J. Pestillo                                      Executive Vice President - Corporate Relations
Ford Motor Company
The American Road
Dearborn, MI 48121-1899

Kenneth Whipple                                        Executive Vice President,
Ford Motor Company                                     (President, Ford Financial Services Group)
The American Road
Dearborn, MI  48121-1899

John M. Devine                                         Group Vice President - Chief Financial Officer
Ford Motor Company
The American Road
Dearborn, MI 48121-1899


                                                             Page 18 of 23 Pages


NAME AND ADDRESS                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
- ----------------                                       ------------------------------------------
Jacques A. Nasser                                      Group Vice President - Product Development
Ford Motor Company
The American Road 48121-1899

William E. Odom                                        Group Vice President
Ford Motor Company                                     (Chairman and Chief Executive Officer,
The American Road                                       Ford Motor Credit Company)
Dearborn, MI 48121-1899

Robert L. Rewey                                        Group Vice President - Marketing and Sales
Ford Motor Company
The American Road
Dearborn, MI 48121-1899

Robert H. Transou                                      Group Vice President - Manufacturing
Ford Motor Company
The American Road
Dearborn, MI  48121-1899

Albert Caspers                                         Vice President
Ford of Europe Incorporated                            (Chairman of the Board, Ford of Europe
Eagle Way, Brentwood                                    Incorporated)
Essex, CM13 3BW, England

Kenneth R. Dabrowski                                   Vice President - Commercial Truck Vehicle
Ford Motor Company                                     Center
The American Road
Dearborn, MI  48121-1899

James D. Donaldson                                     Vice President - Large Front Wheel Drive
Ford Motor Company                                     Vehicle Center
The American Road
Dearborn, MI  48121-1899

Norman F. Ehlers                                       Vice President -  Facilities, Materials and
Ford Motor Company                                     Services Purchasing
The American Road
Dearborn, MI  48121-1899


                                                             Page 19 of 23 Pages


NAME AND ADDRESS                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
- ----------------                                       ------------------------------------------
James E. Englehart                                     Vice President - Light Truck Vehicle Center
Ford Motor Company
The American Road
Dearborn, MI 48121-1899

Ronald E. Goldsberry                                   Vice President, General Manager - Ford Customer
Ford Motor Company                                     Service Division
The American Road
Dearborn, MI  48121-1899

Elliott S. Hall                                        Vice President - Washington Affairs
Ford  Motor Company
Washington Staff Office
1350 I Street,
N.W.  Suite 1000
Washington, D.C.  20005

John A. Hall                                           Vice President - Employee Relations
Ford Motor Company
The American Road
Dearborn, MI 48121-1899

John T. Huston                                         Vice President - Powertrain Operations
Ford Motor Company
The American Road
Dearborn, MI 48121-1899

Kenneth K. Kohrs                                       Vice President - Rear Wheel Drive Car Vehicle
Ford Motor Company
Center The American Road
Dearborn, MI  48121-1899

Robert O. Kramer                                       Vice President - Employee Development
Ford Motor Company
The American Road
Dearborn, MI 48121-1899


                                                             Page 20 of 23 Pages


NAME AND ADDRESS                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
- ----------------                                       ------------------------------------------
Frank E. Macher                                        Vice President - General Manager,
Ford Motor Company                                     Automotive Components Division
The American Road
Dearborn, MI  48121-1899

Keith C. Magee                                         Vice President - General Manager
Ford Motor Company                                     Lincoln-Mercury Division
The American Road
Dearborn, MI  48121-1899

John W. Martin, Jr.                                    Vice President - General Counsel
Ford Motor Company
The American Road
Dearborn, MI 48121-1899

Carlos E. Mazzorin                                     Vice President - Production Purchasing
Ford Motor Company
The American Road
Dearborn, MI 48121-1899

David N. McCammon                                      Vice President - Finance
Ford Motor Company
The American Road
Dearborn, MI  48121-1899

W. Dale McKeehan                                       Vice President - Vehicle Operations
Ford Motor Company
The American Road
Dearborn, MI  48121-1899

John P. McTague                                        Vice President - Technical Affairs
Ford Motor Company
The American Road
Dearborn, MI  48121-1899

John A. Oldfield                                       Vice President
Ford of Europe Incorporated                            (Chairman, Aston Martin Lagonda Limited)
R&E Center, Laindon
Basildon, Essex, SS15 6EE, England


                                                             Page 21 of 23 Pages


NAME AND ADDRESS                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
- ----------------                                       ------------------------------------------
Richard Parry-Jones                                    Vice President - Small/Medium Vehicle Center
Ford Motor Company
The American Road
Dearborn, MI 48121-1899

Helen O. Petrauskas                                    Vice President - Environmental and Safety
Ford Motor Company                                     Engineering
The American Road
Dearborn, MI  48121-1899

Murray L. Reichenstein                                 Vice President - Controller
Ford Motor Company
The American Road
Dearborn, MI  48121-1899

Neil W. Ressler                                        Vice President - Advanced Vehicle Technology
Ford Motor Company
The American Road
Dearborn, MI 48121-1899

Ross H. Roberts                                        Vice President - General Manager, Ford Division
Ford Motor Company
The American Road
Dearborn, MI 48121-1899

David W. Scott                                         Vice President - Communications
Ford Motor Company
The American Road
Dearborn, MI  48121-1899

Charles W. Szuluk                                      Vice President - Process Leadership
Ford Motor Company
The American Road
Dearborn, MI  48121-1899

John J. Telnack                                        Vice President - Design
Ford Motor Company
The American Road
Dearborn, MI  48121-1899


                                                             Page 22 of 23 Pages


NAME AND ADDRESS                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
- ----------------                                       ------------------------------------------
Thomas J. Wagner                                       Vice President - Customer Communication
Ford Motor Company                                     and Satisfaction
The American Road
Dearborn, MI  48121-1899

Dennis F. Wilkie                                       Vice President - Business Development Office
Ford Motor Company
The American Road
Dearborn, MI 48121-1899

Malcolm S. Macdonald                                   Treasurer
Ford Motor Company
The American Road
Dearborn, MI  48121-1899

Dennis E. Ross                                         Chief Tax Officer
Ford Motor Company
The American Road
Dearborn, MI  48121-1899

John M. Rintamaki                                      Secretary
Ford Motor Company
The American Road
Dearborn, MI  48121-1899


                                                             Page 23 of 23 Pages


                                   EXHIBIT D


                           AGREEMENT TO FILE JOINTLY


         USL Capital Corporation ("USL Capital"), Ford Holdings, Inc. ("Holdings"), and Ford Motor Company ("Ford") hereby agree pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934 that the Schedule 13D relating to Preferred Stock of Southern California Gas Company, and any amendments thereto, are filed by them jointly, and that USL Capital is authorized to execute such Schedule 13D or any amendments thereto for and on behalf of each of USL Capital, Holdings, and Ford.

                                       USL CAPITAL CORPORATION



                                       By: /s/ Henry Lerner
                                           ------------------------------------
                                           Henry Lerner
                                           Senior Vice President, General
                                           Counsel, and Secretary


                                       FORD HOLDINGS, INC.



                                       By: /s/ John M. Rintamaki
                                           ------------------------------------
                                           John M. Rintamaki
                                           Secretary


                                       FORD MOTOR COMPANY



                                        By: /s/ John M. Rintamaki
                                            -----------------------------------
                                            John M. Rintamaki
                                            Secretary